CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

May 26, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:	Celsius Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 9, 2009
Form 10-Q for the Fiscal Quarter Ended March, 2009
Filed May 6, 2009
File No. 333-129847

Dear Ms. Jenkins:

At the request of the U.S. Securities and Exchange Commission, we are providing this letter in response to certain comments made in the Commission’s letter dated May 22, 2009 regarding the Company’s filings on Form 10-K and Form 10Q, filed on March 9, 2009 and May 6, 2009, respectively. We are providing the following letter containing our responses.

Form 10-K: Item 8A

COMMENT :	As required by Item 308T(a)4 of Regulation S-K, please confirm in future filings, if applicable, you will provide a statement in substantially the following form:
"This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

RESPONSE:	We will in future filings include language as specified, if applicable.

Form 10-Q for the quarterly period ended March 31, 2009: Section 302 Certifications

COMMENT:
We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in that you make reference to the "small business issuer” rather than the "registrant". Please confirm that in future filings, you will revise your Section 302 certifications to make reference to the "registrant" rather than the "small business issuer".

RESPONSE:	We will in future filings revise the Section 302 certifications as required.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Roger L. Shaffer, Esq. at (561) 862-5535 or myself at (561) 276-2239.

Thank you very much for your consideration of this response.

Very truly yours,

/s/ Jan Norelid

Jan Norelid
Chief Financial Officer